UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Atlas Corp.

(Name of the Issuer)

Atlas Corp.

Poseidon Acquisition Corp.

David L. Sokol

Fairfax Financial Holdings Limited

The Second 810 Holdco Ltd.

Fairfax (Barbados) International Corp.

Wentworth Insurance Company Ltd.

The Sixty Three Foundation

Odyssey Group Holdings, Inc.

Odyssey Reinsurance Company

Odyssey Reinsurance (Barbados) Ltd.

Newline Corporate Name Limited

Hudson Insurance Company

Hilltop Specialty Insurance Company

Allied World Assurance Company, Ltd

Allied World National Assurance Company

Allied World Insurance Company

Allied World Specialty Insurance Company

Allied World Surplus Lines Insurance Company

Allied World Assurance Company, AG

Allied World Assurance Company (Europe) dac

Allied World Assurance Company (U.S.) Inc.

United States Fire Insurance Company

Zenith Insurance Company

Brit Reinsurance (Bermuda) Limited

TIG Insurance Company

Connemara Reinsurance Company Ltd.

CRC Reinsurance Limited

The North River Insurance Company

Hudson Excess Insurance Company

Brit Syndicates Limited

Deep Water Holdings, LLC

Ocean Network Express Pte. Ltd.

Ocean Network Express Holdings Ltd.

Bing Chen

(Name of Persons Filing Statement)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

Y0436Q109

(CUSIP Number of Class of Securities)

Andrew E. Derksen Atlas Corp. 3501, 35/F, AIA Tower 183 Electric Road, North Point Hong Kong, Hong Kong Telephone: +852 3588 9400

David L. Sokol

Poseidon Acquisition Corp.

Trust Company Complex

Ajeltake Road, Ajeltake Island

Majuro, Marshall Islands MH96960

Telephone: (313) 465-7000

Derek Bulas

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada M5J 2N7

Telephone: (416) 367-4941

Jerry K. Lemon

Deep Water Holdings, LLC

c/o Washington Corporations

P.O. Box 16630

101 International Drive

Missoula, MT 59808

Telephone: (406) 523-1300

Koshiro Wake

Ocean Network Express Pte. Ltd.

Ocean Network Express Holdings, Ltd.

c/o Ocean Network Express Pte. Ltd.

7 Straits View, #16-01 Marina One East

Tower, Singapore 018936

Telephone: +65 6220 0196

Bing Chen

501, 35/F, AIA Tower

183 Electric Road, North Point

Hong Kong, Hong Kong

Telephone: +852 3588 9400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Hillary H. Holmes Mark D. Director Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 Telephone: (346) 718-6600

Tracy Larsen

Jeff Kuras

Barbara Kaye

Honigman LLP

2290 First National Building

600 Woodward Avenue

Detroit, MI 48226

Telephone: (313) 465-7000

Michael Horwitz

Mile Kurta

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Telephone: (212) 880-6000

Stephan Coonrod

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

Telephone: (206) 623-7580

David Kurzweil

Julian Azran

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Telephone: (212) 906-1200

This statement is filed in connection with (check the appropriate box):

a. ☐

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to Schedule 13E-3 (together with the exhibits hereto, this “Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022 (as amended by Amendment No. 1 to Schedule 13E-3, filed with the SEC on January 10, 2023, together, the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Atlas Corp., a Marshall Islands corporation (the “Company”), the issuer of common shares, par value $0.01 per share (the “Common Shares”), (b) Poseidon Acquisition Corp., a Marshall Islands corporation (“Poseidon”), (c) David L. Sokol, Chairman of the Board of Directors of the Company, (d) Fairfax Financial Holdings Limited (“Fairfax”), The Second 810 Holdco Ltd., Fairfax (Barbados) International Corp., Wentworth Insurance Company Ltd., The Sixty Three Foundation, Odyssey Group Holdings, Inc., Odyssey Reinsurance Company, Odyssey Reinsurance (Barbados) Ltd., Newline Corporate Name Limited, Hudson Insurance Company, Hilltop Specialty Insurance Company, Allied World Assurance Company, Ltd, Allied World National Assurance Company, Allied World Insurance Company, Allied World Specialty Insurance Company, Allied World Surplus Lines Insurance Company, Allied World Assurance Company, AG, Allied World Assurance Company (Europe) dac, Allied World Assurance Company (U.S.) Inc., United States Fire Insurance Company, Zenith Insurance Company, Brit Reinsurance (Bermuda) Limited, TIG Insurance Company, Connemara Reinsurance Company Ltd., CRC Reinsurance Limited, The North River Insurance Company, Hudson Excess Insurance Company and Brit Syndicates Limited (collectively, together with Fairfax, the “Fairfax Filing Parties”), (e) Deep Water Holdings, LLC (“Deep Water Holdings”), (f) Ocean Network Express Pte. Ltd. (“ONE”) and Ocean Network Express Holdings Ltd. (“ONE Holdings”) and (g) Bing Chen, President and Chief Executive Officer of the Company.

On October 31, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon and Poseidon Merger Sub, Inc., a Marshall Islands corporation and a wholly owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and therefore, is no longer a filing person.

In connection with the Merger, the Company made available to its shareholders a definitive proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the annual meeting of shareholders (the “Annual Meeting”) at which the common shareholders of the Company considered and voted on, among other things, the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not expressly defined in this Transaction Statement are given the respective meanings ascribed to such terms in the Proxy Statement. The Proxy Statement was mailed to the Company’s shareholders on or about January 10, 2023. The Annual Meeting was convened on February 24, 2023. At the special meeting, the company’s common shareholders approved by the required votes the proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

On December 22, 2022, December 27, 2022, January 10, 2023, January 30, 2023 and February 8, 2023, counsel for the Company received letters (collectively, the “Demand Letters”) from counsel for certain purported shareholders of the Company alleging that the Proxy Statement omitted material information with respect to the Merger, and demanding that the Company provide supplemental disclosures in an amendment or supplement to the Proxy Statement. As of the date hereof, no complaint has been filed with respect to the Demand Letters.

The Company believes that the allegations in the Demand Letters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, to avoid the risk of litigation relating to the allegations in the Demand Letters and to minimize the costs, risks and uncertainties inherent in defending any such litigation, and without admitting any liability or wrongdoing, the Company is voluntarily supplementing the Proxy Statement as described in this Transaction Statement. The Company believes that the supplemental disclosures contained in this Transaction Statement are immaterial. In addition, these supplemental disclosures will not affect the Merger Consideration as described further in the Proxy Statement.

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. All information in this final Amendment should be read in conjunction with the information contained or incorporated by reference in this Transaction Statement, as amended to date.

All information set forth in this Transaction Statement should be read in conjunction with the information contained or incorporated by reference in the Initial Schedule 13E-3, including the Proxy Statement. All page references in the information below are to pages in the Proxy Statement. All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The information set forth in the Proxy Statement under the caption “Information Concerning Poseidon, Merger Sub and the Consortium—Transactions with the Company” is hereby amended and supplemented by adding the following:

On February 24, 2023, Seaspan Corporation, a subsidiary of the Company (“Seaspan”), agreed to sell to ONE a 4250 TEU panamax vessel for aggregate proceeds of approximately $17.2 million. The vessel is under current charter with ONE, which delivery of such vessel is expected during the second quarter of 2023.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the Proxy Statement under the captions “The Merger Agreement—Treatment of Equity Awards,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented by adding the following:

On March 26, 2023, the Company, Poseidon and Merger Sub entered into a letter agreement (the “Letter Agreement”) with respect to certain terms of the Merger Agreement. Pursuant to the Letter Agreement:

•

Poseidon waived the requirement under the Merger Agreement that the Company obtain consent, clearance, authorization or approval or alternatively repay, redeem or otherwise retire the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds”) of Seaspan.

•

Poseidon and Mr. Chen entered into an amendment to Mr. Chen’s Rollover Agreement pursuant to which the number of Company Common Shares that Mr. Chen is permitted to exclude from the Rollover Equity (as defined in such Rollover Agreement) increased from 750,000 to 1,500,000 Common Shares. Prior to the closing of the Merger, Mr. Chen notified Poseidon and the Company that he will exclude the entire 1,500,000 Company Common Shares from his Rollover Equity.

•

Each of (i) 1,491,316 Restricted Shares subject to a Stock Grant Agreement, dated June 27, 2022, between Mr. Chen, on the one hand, and the Company and Seaspan, on the other hand, and (ii) 4,000,000 Restricted Shares subject to a Stock Grant Agreement, dated March 28, 2022, between Mr. Sokol and the Company, were contributed at the Effective Time to Poseidon in exchange for the issuance of Poseidon common stock equal to the applicable number of Restricted Shares contributed by Messrs. Chen and Sokol, with such contribution of Restricted Shares constituting “Rollover Equity” under each of Messrs. Chen and Sokol’s Rollover Agreements.

•

Each RSU granted to Mr. Chen pursuant to a Restricted Stock Units Award Grant Notice and Agreement, by and between the Company and Mr. Chen, dated as of June 24, 2020, that remains outstanding and subject to one or more unsatisfied vesting conditions as of immediately prior to the closing of the Merger (each, an “Unvested Chen RSU”), will remain outstanding and, upon vesting, will settle in a number of shares of Poseidon common stock equal to the number of Common Shares subject to the Unvested Chen RSU immediately prior to the Effective Time.

•

Each unvested RSU (each an “Unvested Executive RSU”) granted to each of Graham Talbot, the Company’s Chief Financial Officer, and Torsten Holst Pedersen, the Company’s Chief Operating Officer, pursuant to Restricted Stock Units Award Grant Notice and Agreements, dated August 5, 2021, by and between, in each case, the executive and the Company, will be treated in accordance with Section 2 of the Merger Agreement; provided that an additional interest component will be paid with any cash amount that becomes payable in respect of such Unvested Executive RSUs.

•

Poseidon acknowledges that the Company has paid or will pay annual bonus payments for performance in 2022 to certain employees of the Company, and has increased the base salary for 2023 and annual bonus opportunity for certain employees.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Regulation M-A, Item 1005(a)-(c), (e)

The information set forth in the Proxy Statement under the caption “Information Concerning Poseidon, Merger Sub and the Consortium - Transactions with the Company” is hereby amended and supplemented as provided in Item 3 above.

The information set forth in the Proxy Statement under the caption “The Merger Agreement - Treatment of Equity Awards,” “The Merger Agreement - Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented as provided in Item 4 above.

The information set forth in the Proxy Statement under the caption “Special Factors - Background of the Merger” is hereby amended and supplemented as follows:

•	by replacing the first sentence of the last full paragraph on page 29 of the Proxy Statement in its entirety with the following:

On December 2, 2021, members of Management, including Mr. Graham Talbot, the Chief Financial Officer of the Company, met with members of management of Party A to discuss the potential terms of a strategic transaction involving an acquisition of Seaspan by Party B.

•	by replacing the last sentence of the paragraph that begins at the bottom of page 29 and ends at the top of page 30 of the Proxy Statement in its entirety with the following:

In materials discussing Phase 2 of the Strategic Equity Review, Management included a sum-of-the-parts potential valuation of the Company with a range of $14.65 - $22.35 per Common Share and with a mid-point of $18.50 per Common Share.

•	by adding the following at the end of the paragraph that begins at the bottom of page 34 and ends at the top of page 35 of the Proxy Statement:

Additional protocols with respect to the Special Committee’s process were shared with Management on August 23, 2022.

•	by replacing the last sentence of the fifth full paragraph on page 36 of the Proxy Statement in its entirety with the following:

The Special Committee determined not to engage in such outreach (other than with respect to Party B, as noted below), taking into account, among other things: (i) that the Proposed Transaction, and existence of the Special Committee and its financial advisor, were publicly announced, (ii) that members of the Consortium, in their capacity as shareholders of the Company and holding 69.8% of the voting power, had stated that they were not interested in selling their Common Shares to another party, and (iii) the Special Committee’s desire to focus on its analysis of the Initial Consortium Proposal so as to expeditiously determine whether to pursue any transaction or maintain the status quo.

•	by replacing the last sentence of the paragraph that begins at the bottom of page 36 and ends at the top of page 37 of the Proxy Statement in its entirety with the following:

The Special Committee determined not to provide the Consortium access to diligence materials at that time in part to avoid any implication that the Special Committee was favorably inclined to pursue the Initial Consortium Proposal.

•	by adding the following at the end of the paragraph that begins at the bottom of page 37 and ends at the top of page 38 of the Proxy Statement:

The Special Committee’s determination to reject the Initial Consortium Proposal was based in part on its belief that the contracted revenue stream and new build order book of the Company would yield a cash flow profile for Seaspan that would produce value in excess of the Initial Consortium Proposal.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A, Item 1006(b), (c)(1)-(8)

The information set forth in the Proxy Statement under the caption “The Merger Agreement—Treatment of Equity Awards,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented as provided in Item 4 above.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS

Regulation M-A, Item 1013

The information set forth in the Proxy Statement under the caption “The Merger Agreement—Treatment of Equity Awards,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented as provided in Item 4 above.

The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of the Financial Advisor to the Special Committee” is hereby amended and supplemented as follows:

•	by replacing the first sentence of the last paragraph on page 60 of the Proxy Statement in its entirety with the following:

Morgan Stanley also calculated a range of terminal values for Seaspan, ranging from $3,764 million to $6,279 million, utilizing a perpetuity growth rate method.

•	by replacing the first sentence of the third paragraph under the heading “APR DCF Analysis” on page 61 of the Proxy Statement in its entirety with the following:

Morgan Stanley calculated a range of terminal values for APR, ranging from $483 million to $662 million, utilizing a terminal exit multiple method, applying a range of aggregate value to last twelve months’ (“LTM”) Adjusted EBITDA multiples to the Adjusted EBITDA of APR as set forth in the APR Projections.

•

by replacing the portion of the section titled “Precedent Transaction Multiples Analysis” starting with the first full paragraph on page 62 of the Proxy Statement and ending at the end of page 62 of the Proxy Statement in its entirety with the following:

The following is a list of the selected maritime transactions reviewed, together with the applicable AV / LTM Adj. EBITDA Multiples (the “Selected Maritime Transactions”):

Selected Maritime Transactions (Target/Acquiror)	Announcement	Transaction Value ($in billions)	AV / LTM Adj. EBITDA
Teekay LNG Partners L.P. / Stonepeak Partners L.P.	October 2021	6.2	8.4x
Ocean Yield ASA / Kohlberg Kravis Roberts & Co. L.P.	September 2021	2.3	8.4x
Höegh LNG Holdings Ltd. / Larus Holding Limited	March 2021	2.1	9.2x
GasLog Ltd / BlackRock Inc.	February 2021	4.4	9.4x
Golar LNG Partners LP / New Fortress Energy Inc.	January 2021	1.9	6.3x

The following is a list of the selected general and specialty rental transactions reviewed (the “Selected Rental Transactions” and, together with the Selected Maritime Transactions, the “Selected Transactions”), together with the applicable AV / LTM Adj. EBITDA Multiples:

Selected Rental Transactions (Target/Acquiror)	Announcement	Transaction Value ($ in billions)	AV / LTM Adj. EBITDA
General Rental
NES Rentals Holdings II, Inc. / United Rentals, Inc.	January 2017	1.0	6.2x
Neff Corporation / United Rentals, Inc.	August 2017	1.3	6.7x
BlueLine Rental / United Rentals, Inc.	September 2018	2.1	6.7x
Specialty Rental
APR Energy plc / Fairfax Financial Holdings Limited	October 2015	0.8	7.8x
BakerCorp International Holdings, Inc. / United Rentals, Inc.	July 2018	0.7	9.1x
APR Energy Limited / Seaspan Corporation	November 2019	0.8	5.9x	(1)
Mobile Mini, Inc. / WillScot Corporation	March 2020	2.8	11.3x
Aggreko plc / TDR Capital LLP & I Squared Capital (US) LLC	March 2021	3.2	5.5x
General Finance Corporation / United Rentals, Inc.	April 2021	1.0	10.4x

(1)	Based on FY2020 EBITDA of $127MM due to unavailability of LTM EBITDA.

•	by replacing the section titled “Equity Research Analysts’ Price Targets” on page 64 of the Proxy Statement in its entirety with the following:

Equity Research Analysts’ Price Targets

For reference only, Morgan Stanley reviewed certain future public market trading price targets for Common Shares prepared and published by equity research analysts as of August 3, 2022 (the day before the last full trading day prior to the Company’s announcement of its receipt of a takeover proposal from Poseidon). These targets reflected each analyst’s estimate of the future public market trading price of Common Shares. The range of undiscounted analyst price targets for the Common Shares was $10.50 to $21.00 per share as of August 3, 2022.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

The public trading price targets reviewed by Morgan Stanley are summarized below:

Source	Date of Report	Price Target ($)
Broker 1	2/8/2022	21.00
Broker 2	2/17/2022	20.00
Broker 3	7/19/2022	20.00
Broker 4	5/12/2022	17.00
Broker 5	7/18/2022	10.50
Broker 6	5/12/2022	16.00

•	by adding the following sentence immediately after the first sentence of the first full paragraph on page 66 of the Proxy Statement:

Such projected net debt was $6,613 million, $8,803 million and $10,561 million for December 31, 2022, 2023 and 2024, respectively.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A, Item 1014

The information set forth in the Proxy Statement under the caption “The Merger Agreement—Treatment of Equity Awards,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented as provided in Item 4 above.

The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is hereby amended and supplemented as provided in Item 5 above.

The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of the Financial Advisor to the Special Committee” is hereby amended and supplemented as provided in Item 7 above.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

The information set forth in the Proxy Statement under the caption “The Merger Agreement—Treatment of Equity Awards,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented as provided in Item 4 above.

The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is hereby amended and supplemented as provided in Item 5 above.

The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of the Financial Advisor to the Special Committee” is hereby amended and supplemented as provided in Item 7 above.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1011(b)-(c)

The information set forth in the Proxy Statement under the caption “The Merger Agreement—Treatment of Equity Awards,” “The Merger Agreement—Conditions to Completion of the Merger,” and “The Rollover Agreements” is hereby amended and supplemented as provided in Item 4 above.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011(b)-(c)

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On February 24, 2023, the Company held its annual meeting of shareholders at which the Company’s common shareholders considered and voted on, among other things, the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”). At the Annual Meeting, the Merger Proposal was approved by (x) a majority of the voting power of the issued and outstanding Common Shares held by the Unaffiliated Shareholders and (y) a majority of the voting power of the issued and outstanding Common Shares entitled to vote on the Merger Proposal, in each case outstanding as of January 9, 2023, the record date for the Annual Meeting.

On March 28, 2023, the Company filed Articles of Merger with the Registrar of Corporations of the Republic of the Marshall Islands, pursuant to which Merger Sub was merged with and into the Company, with the Company surviving the Merger and continuing to exist as a Marshall Islands corporation and a subsidiary of Poseidon.

As a result of the Merger, Poseidon owns all of the Common Shares of the Company and the Common Shares will no longer be listed on any quotation system or exchange, including the New York Stock Exchange. The Preferred Shares of the Company were unaffected by the Merger and remain outstanding. The Series D Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares continue to be listed on the NYSE.

ITEM 16.	EXHIBITS

Regulation M-A, Item 1016(a)-(d), (f)-(g)

Exhibit No.	Description

(a)(1)*	Proxy Statement of the Company, dated January 9, 2023.

(a)(2)*	Letter to the Shareholders of Atlas Corp., incorporated herein by reference to the Proxy Statement.

(a)(3)*	Notice of Annual Meeting of Shareholders of Atlas Corp., incorporated herein by reference to the Proxy Statement.

(a)(4)*	Form of Proxy Card.

(a)(5)*	Press Release issued by the Company, dated November 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished November 1, 2022).

(c)(1)*	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Atlas Corp., dated October 31, 2022 (incorporated herein by reference to Annex B to the Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated August 26, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(3)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 2, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(4)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 7, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(5)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 11, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(6)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 16, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(7)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 24, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(8)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated September 27, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(9)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated October 5, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(10)*	Supplemental materials to the presentation materials prepared by Morgan Stanley & Co. LLC, dated October 5, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(11)*	Presentation materials prepared by Morgan Stanley & Co. LLC, dated October 31, 2022, for the Special Committee of the Board of Directors of Atlas Corp.

(c)(12)*	Presentation materials prepared by Citigroup Global Markets Singapore Pte. Ltd., dated July 29, 2022, for the Board of Directors of Ocean Network Express Pte. Ltd.

(d)(1)*	Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc. (included as Annex A to the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)*	Fairfax Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on November 2, 2022).

(d)(3)*	Washington Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(4)*	David L. Sokol Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(5)*	ONE Equity Commitment Letter, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.15 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(6)*	Deep Water Holdings Equity Commitment Letter, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.14 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(7)*	David L. Sokol Equity Commitment Letter, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(8)*	Fairfax Voting and Support Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.15 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on November 2, 2022).

(d)(9)*	Washington Voting and Support Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.17 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(10)*	David L. Sokol Voting and Support Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(11)*	Joint Bidding Agreement, dated August 4, 2022 (incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on August 5, 2022).

(d)(12)*	Side Letter Agreement to Joint Bidding Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by Mr. Sokol with the SEC on November 2, 2022).

(d)(13)*	Form of Asset Value Loan Note Agreement (incorporated herein by reference to Exhibit 7 to the Schedule 13D/A filed by the Fairfax Filing Parties with the SEC on August 25, 2021).

(d)(14)*	Registration Rights Agreement, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K, furnished June 14, 2021).

(d)(15)*	Warrant Agreement, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K, furnished June 14, 2021).

(d)(16)*	Subscription and Exchange Agreement, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K, furnished June 14, 2021).

(d)(17)*	Registration Rights Agreement, dated April 30, 2021 (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K, furnished May 4, 2021).

(d)(18)*	Warrant Agreement, dated April 30, 2021 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K, furnished May 3, 2021).

(d)(19)*	Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2017).

(d)(20)*	Bing Chen Rollover Agreement, dated October 31, 2022 (incorporated herein by reference to Exhibit 99.13 to the Schedule 13D/A filed by Washington with the SEC on November 2, 2022).

(d)(21)*	Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and certain Washington entities specified therein (incorporated by reference to Exhibit 4.1 of Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 15, 2019).

(d)(22)	Letter Agreement among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc., dated as of March 26, 2023.

(d)(23)	Amendment to Bing Chen Rollover Agreement, dated March 23, 2023.

(d)(24)	Amendment to David Sokol Rollover Agreement, dated March 28, 2023.

(f)	None.

(g)	None.

107*	Calculation of Filing Fee Tables.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 28, 2023	ATLAS CORP.

	By:	/s/ Andrew E. Derksen
Name: Andrew E. Derksen
Title: Corporate Secretary and General Counsel

POSEIDON ACQUISITION CORP.

	By:	/s/ David L. Sokol
Name: David L. Sokol
Title: Chairman

/s/ David L. Sokol
DAVID L. SOKOL

HAMBLIN WATSA INVESTMENT COUNSEL LTD., in its capacity as investment manager on behalf of all the Fairfax Filing Parties set out on this statement, other than The Second 810 Holdco Ltd. and The Sixty Three Foundation

By:	/s/ Peter S. Clarke
Name: Peter S. Clarke
Title: Chief Risk Officer

THE SECOND 810 HOLDCO LTD.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

THE SIXTY THREE FOUNDATION

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: Director

DEEP WATER HOLDINGS, LLC

By:	/s/ Jerry K. Lemon
Name: Jerry K. Lemon
Title: Manager

OCEAN NETWORK EXPRESS PTE. LTD.

By:	/s/ Jeremy Nixon
Name: Jeremy Nixon
Title: Chief Executive Officer

OCEAN NETWORK EXPRESS HOLDINGS, LTD.

By:	/s/ Hiroki Harada
Name: Hiroki Harada
Title: Representative Director Chairman

/s/ Bing Chen
BING CHEN